The share transfer described in this press release involves securities of a foreign company.  The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share transfer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only.  While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original.  Such Japanese-language original shall be the controlling document for all purposes.

May 10, 2016
Name of listed company:	THE NISHI-NIPPON CITY BANK, LTD.
Representative:	Hiromichi Tanigawa, President
(Code number: 8327 First Section, Tokyo Stock Exchange, Fukuoka Stock Exchange)
Contact:	Takashige Honda, General Manager, Corporate Planning Division, and General Manager, Holding Company Establishment Preparation Office
(TEL: +81-92‐461‐1867)

Notice Concerning Establishment of a Holding Company through a Joint Share Transfer with Two Consolidated Subsidiaries
(The Bank of Nagasaki, Ltd. and Nishi-Nippon Credit Guarantee Co.)

The Nishi-Nippon City Bank, Ltd. (“Bank”), the Bank of Nagasaki, Ltd. (“Nagasaki Bank”) and Nishi-Nippon Credit Guarantee Co. (“Nishi-Nippon Credit Guarantee,” the three companies are collectively referred to as “Three Companies”) resolved at respective meetings of their board of directors held today to establish Nishi-Nippon Financial Holdings, Inc., a holding company which will be the sole parent company of the Three Companies (“Joint Holding Company”), on October 3, 2016 through a share transfer (“Share Transfer”), and also resolved the profile of the Joint Holding Company and the terms and conditions of the Share Transfer, subject to obtaining the approval of shareholders of the Three Companies and regulatory approvals.

1.	Background and Purpose of the Establishment of the Joint Holding Company through the Share Transfer

The Bank has endeavored to pursue synergetic effects of the unique functions of each of the Bank group companies by conducting reorganizations from time to time, and has enhanced the Bank group’s comprehensive financial strength. As a result, the business activities of the Bank group companies have been steadily expanding.

On the other hand, with regard to the business environment surrounding the Bank group, the economy is becoming more uncertain due to reasons such as slowdown of emerging market economies and circumstances surrounding the Bank have been changing drastically at a faster speed than expected because of, for example, declining population, development of ICT and other changes in social environment, diversifying customers’ values and lifestyles, and policy trends such as monetary easing policies and deregulation as a result of amendments to the Banking Act and related laws and regulations.

With this situation in mind, in order to further strengthen intragroup collaboration that would allow each of the Bank group companies to exhibit its unique characteristics and strengths as well as to appropriately respond to various environmental changes and address risks in the future, the Bank has decided to move to a holding company structure and establish a new group management framework.

As a comprehensive financial group rooted in the region, the Bank group will aim to enhance its comprehensive financial strength and achieve “further contribution to the regional economy” and “maximization of group corporate value” under the Holding Company system.

The Three Companies plan to apply for a listing of the shares of the newly-established Joint Holding Company on the Tokyo Stock Exchange (“TSE”) and the Fukuoka Stock Exchange (“FSE”).  The listing date is scheduled to be October 3, 2016. The Bank will become a wholly-owned subsidiary of the Joint Holding Company as a result of the Share Transfer, and accordingly its shares are scheduled to be delisted from the First Section of the TSE and the FSE on September 28, 2016, before the effective date of the Share Transfer.  The exact date of the listing of the Joint Holding Company and the delisting of the Bank will be determined in accordance with the rules of the TSE and the FSE.

2.	Outline of the Share Transfer

(1)	Schedule of the Share Transfer

March 31, 2016 (Thursday)	The record day for the ordinary general meeting of shareholders (Three Companies)
May 10, 2016 (Tuesday) (today)	The board of directors’ meeting to approve the Share Transfer (Three Companies)
June 29, 2016 (Wednesday) (scheduled)	The ordinary general meeting of shareholders to approve the share transfer plan (Three Companies)
September 28, 2016 (Wednesday) (scheduled)	The date of delisting of the shares from the TSE (the Bank)
September 28, 2016 (Wednesday) (scheduled)	The date of delisting of the shares from the FSE (the Bank)
October 3, 2016 (Monday) (scheduled)	The date of registering the establishment of the Joint Holding Company (effective date)
October 3, 2016 (Monday) (scheduled)	The date of listing of shares of the Joint Holding Company

Please note that the above schedule may be changed in the future if necessary upon mutual consultation and agreement among the Three Companies depending on the progress of approval process of the Share Transfer or other reasons.

(2)	Method of the Share Transfer

The Share Transfer will be carried out through a joint share transfer, whereby the Three Companies will become wholly owned subsidiaries of a newly established Joint Holding Company and the Joint Holding Company will become their sole parent company.

(3)	Share Allocation in the Share Transfer (Share Transfer Ratio)

Company	Joint Holding Company	Bank	Nagasaki Bank	Nishi-Nippon Credit Guarantee
Share transfer ratio	1	0.2	0.006	18,000

(Note 1)	Share allocation ratio

The Bank shareholders will receive 0.2 shares of the Joint Holding Company common stock for each share of Bank common stock, Nagasaki Bank shareholder will receive 0.006 shares of the Joint Holding Company common stock for each share of Nagasaki Bank common stock, and Nishi-Nippon Credit Guarantee shareholder will receive 18,000 shares of the Joint Holding Company common stock for each share of Nishi-Nippon Credit Guarantee common stock.

In light of the current level of price per share of the Bank’s stock, and with a view towards broadening the retail shareholder base through a lower investment unit and increasing the liquidity of the shares, 0.2 shares of the Joint Holding Company common stock will be allotted for each share of Bank common stock held by shareholders.

Shareholders of the Three Companies who are to receive fractional shares of the Joint Holding Company common stock through the Share Transfer will be paid an amount equivalent to such fractional shares pursuant to Article 234 of the Companies Act and other related laws and regulations.

However, the above-stated share transfer ratio may be changed through consultations among the Three Companies if any material change occurs in the conditions that form the basis of the calculation or any material event occurs that has a material impact on such conditions during the period between the preparation of the share transfer plan and the date of establishment of the Joint Holding Company.

The share-trading-unit of the Joint Holding Company will be 100 shares.

(Note 2)	The number of new shares to be delivered by the Joint Holding Company (scheduled)

Common stock: 180,633,801 shares

The above number is based on the total number of issued and outstanding shares of the Bank common stock as of March 31, 2016 (796,732,552 shares), the total number of issued and outstanding shares of Nagasaki Bank common stock as of March 31, 2016 (935,534,209 shares), and the total number of issued and outstanding shares of Nishi-Nippon Credit Guarantee common stock as of March 31, 2016 (1,000 shares).  However, the Bank plans to cancel its treasury stock that it owns, to the extent practically possible, immediately before the Joint Holding Company acquires all issued and outstanding shares of the Three Companies (“Cut-off Time”).  Accordingly, the number of shares owned by the Bank as of March 31, 2016 (11,629,569 shares) is excluded in calculating the above-mentioned number of new shares of common stock to be delivered by the Joint Holding Company.

The number of new shares to be delivered by the Joint Holding Company may change if the number of the Three Companies’ treasury shares as of March 31, 2016 changes before the Cut-off Time due to reasons such as exercise of the right to request purchase of shares by a shareholder of any of the Three Companies.

(Note 3)	Treatment of fractional units

The shareholders of the Three Companies who receive a portion of a unit (share-trading-unit of 100 shares) of the Joint Holding Company common stock (“Fractional Unit”) as a result of the Share Transfer will not be able to trade their Fractional Units on the TSE or any other financial instruments exchange.  The shareholders holding such Fractional Unit may request the Joint Holding Company to purchase their Fractional Units in accordance with the provisions of Article 192, paragraph (1) of the Companies Act.  Moreover, in accordance with Article 194, paragraph (1) of the Companies Act and pursuant to the Joint Holding Company’s Articles of Incorporation, the shareholders holding Fractional Units may request the Joint Holding Company to offer for sale the number of shares necessary to achieve a whole share-trading-unit with respect to shares for which they only have a Fractional Unit.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights in connection with the Share Transfer

None of the Three Companies has issued any stock acquisition rights or bonds with stock acquisition rights.

(5)	Treatment of Shares of the Joint Holding Company which the Bank is to receive

The shares of the Joint Holding Company which the Bank is to receive in connection with the Share Transfer with respect to the Nagasaki Bank shares (935,534,209 shares as of March 31, 2016) and Nishi-Nippon Credit Guarantee shares (1,000 shares as of March 31, 2016) that the Bank holds will be disposed in accordance with the provisions of the Companies Act at a reasonable date following the effective date of the Share Transfer.  The method of the disposition will be informed once it is determined.

3.	Basis for the Details of the Allocation in the Share Transfer

(1)	Basis and Reasons for the Details of the Allocation

As described in (4) “Measures to Ensure Fairness” below, the Bank appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”) as a third-party calculation institution and Anderson Mori & Tomotsune as a legal advisor to ensure the fairness of the consideration and the other aspects of the Share Transfer, and commenced deliberations with respect to the Share Transfer.

After careful studies and discussions with reference to the share transfer ratio calculation report received from Mizuho Securities, third party institution, on May 9, 2016 and advice from Anderson Mori & Tomotsune, legal advisor, the Bank concluded that it is appropriate to implement the Share Transfer based on the Share Transfer Ratio set out in 2.(3) “Share Allocation in the Share Transfer (Share Transfer Ratio)” above.

(2)	Matters related to the Calculation

(i)	Names of the Institutions Making Calculations and the Relationships with the Three Companies

Mizuho Securities, financial advisor and third-party institution of the Bank, is not a related party of the Three Companies and have no material interests requiring disclosure in regards to the Share Transfer.

(ii)	Summary of the Calculation

In order to ensure the fairness of the calculation of the share transfer ratio in the Share Transfer, the Bank retained Mizuho Securities as an independent third party institution of the Three Companies, requested to calculate the share transfer ratio, and received a share transfer ratio calculation report.

With respect to the share transfer ratio of the Three Companies, Mizuho Securities calculated the value of the Bank’ shares based on the market price method, given that the shares of the Bank are listed on the first section of the TSE and the FSE and that the market share price of the Bank is available.  Mizuho Securities also used the comparable peer company method to calculate the value of Nagasaki Bank’s and Nishi-Nippon Credit Guarantee’s shares, given that there were listed companies comparable to these two companies, in addition to the dividend discount model method (“DDM Method”) to reflect the status of future business activities.  The DDM Method is widely used to evaluate financial institutions, and is a method to analyze the value of shares by using profits belonging to shareholders after internal reserves necessary to maintain a certain capital composition and other factors taken into consideration, and discounting such profits to present value using capital cost.  The results under each method of calculation are set forth below.

The share transfer ratio in the table below represent the number of common stock of the Joint Holding Company to be allocated for one share of common stock of Nagasaki Bank and Nishi-Nippon Credit Guarantee where 0.2 shares of common stock of the Joint Holding Company is allocated for one share of common stock of the Bank.

Method		Range of Share Transfer Ratio
The Bank	Nagasaki Bank and Nishi-Nippon Credit Guarantee	Nagasaki Bank	Nishi-Nippon Credit Guarantee
Market price method	Comparable peer company method	0.0045～0.0057	13,710～19,501
	DDM method	0.0034～0.0065	9,980～18,638

When conducting its calculations in accordance with the market price method, Mizuho Securities established a record date as of May 9, 2016 (“Record Date”) and adopted (i) the closing common stock prices of the Three Companies as of the Record Date and (ii) the simple average of the closing stock prices of the Three Companies for the periods of one week, one month, three months and six months until the Record Date.

In principle, Mizuho Securities based its calculations of the share transfer ratio on information received from the Three Companies as well as publicly available information, etc. as is.  Mizuho Securities assumed that all such materials and information were accurate and complete, that there was no fact that was not disclosed to Mizuho Securities which may have a material effect on the calculation of the share transfer ratio, and other similar factors, and did not independently verify the accuracy and completeness thereof.  Furthermore, Mizuho Securities assumed that there was no independent evaluation, appraisal or assessment with respect to the assets and liabilities (including contingent liabilities) of the Three Companies and their respective affiliated companies, and did not request a third party institution to value, appraise or assess such assets and liabilities.  Mizuho Securities’ calculation of the share transfer ratio also assumed that the financial forecasts (including profit plans and other information) of Nagasaki Bank and Nishi-Nippon Credit Guarantee referenced in such calculation were reasonably prepared based on the best projections and judgment currently available to the management of Nagasaki Bank and Nishi-Nippon Credit Guarantee and that such calculation reflected the information and economic conditions up to May 9, 2016.  Please note that the profit plan of Nagasaki Bank that Mizuho Securities used as the calculation basis for its valuation via the DDM Method anticipates a significant decrease in income for the fiscal year ending March 31, 2017 mainly due to one-time income, which is accompanied by an increase in the deferred tax asset that was recorded in the fiscal year ended March 31, 2016. The profit plan of Nishi-Nippon Credit Guarantee does not anticipate a significant increase or decrease in profit.

(3)	Listing Application of the Joint Holding Company

The Three Companies plan to apply for a listing of the shares of common stock of the newly-established Joint Holding Company on the TSE and the FSE.  The listing date is scheduled to be October 3, 2016. The Bank will become a wholly-owned subsidiary of the Joint Holding Company as a result of the Share Transfer, and accordingly its shares are scheduled to be delisted from the TSE and the FSE on September 28, 2016, before the listing of the Joint Holding Company.  The date of the delisting of shares will be determined in accordance with the rules of the TSE and the FSE.

(4)	Measures to Ensure Fairness

In order to ensure fairness of the Share Transfer, the Bank has taken the following measures.

(i)	Receipt of Share Transfer Ratio Calculation Report from an Independent Third Party Institution

To ensure the fairness of the Share Transfer, the Bank retained Mizuho Securities as a third party institution independent of the Three Companies, and received a share transfer ratio calculation report as the basis for the agreement on the share transfer ratio to be used in the Share Transfer.

The Bank has not received an opinion (so-called fairness opinion) from Mizuho Securities to the effect that the share transfer ratio is fair to the common shareholders of the Bank from a financial point of view.

(ii)	Advice from a Law Firm

To ensure fairness and appropriateness of the board of directors, the Bank has received legal advice on the method and process of the decision making and the procedures of the Share Transfer of the Bank from Anderson Mori & Tomotsune, legal advisor independent of the Three Companies.

(5)	Measures to Avoid Conflicts of Interest

Because the Nagasaki Bank and Nishi-Nippon Credit Guarantee are wholly owned subsidiaries of the Bank, we recognize that the Share Transfer among the Bank, Nagasaki Bank and Nishi-Nippon Credit Guarantee is not a transaction that involves conflicts of interest.  In order to avoid potential conflicts of interest to the extent possible, however, Mr. Hideyuki Murakami, who also serves as a director of the Bank, did not participate in any of the discussions regarding or voting on the Share Transfer at the board of directors meeting of Nagasaki Bank, and Mr. Seiji Isoyama and Mr. Souichi Kawamoto, each of whom also serves as representative director and deputy president of the Bank, did not participate in any of the discussions regarding or voting on the Share Transfer at the board of directors meeting of Nishi-Nippon Credit Guarantee.

4.	Profile of Parties to the Share Transfer
(as of March 31, 2016)
(1)	Name	The Nishi-Nippon City Bank, Ltd.	The Bank of Nagasaki, Ltd.	Nishi-Nippon Credit Guarantee Co.
(2)	Location	1-1, Hakata-ekimae 3-chome, Hakata-ku, Fukuoka, Japan	3-14, Sakae-machi Nagasaki, Japan	1-1, Hakata-ekimae 3-chome, Hakata-ku, Fukuoka, Japan
(3)	Title and name of representative	Hiromichi Tanigawa, President	Kazuo Yamamoto, President	Tomoaki Kawakami, President and Director
(4)	Business	Banking business	Banking business	Credit guarantee business
(5)	Capital	85,745 million yen	6,121 million yen	50 million yen
(6)	Date of incorporation	December 1, 1944	August 1, 1941	April 24, 1984
(7)	Number of issued and outstanding shares	796,732 thousand shares	935,534 thousand shares	1,000 shares
(8)	Fiscal year end	March 31	March 31	March 31
(9)	Number of employees	6,708 (consolidated)	263 (non-consolidated)	26 (non-consolidated)

(10)	Large shareholders and shareholding ratios	Japan Trustee Services Bank, Ltd. (Trust Account) 12.56%	The Nishi-Nippon City Bank, Ltd. 100%	The Nishi-Nippon City Bank, Ltd. 100%
Japan Trustee Services Bank, Ltd. (Trust Account 4) 6.06%
Japan Trustee Services Bank, Ltd. (Trust Account 9) 4.05%
The Master Trust Bank of Japan, Ltd. (Trust Account) 2.84%
Nippon Life Insurance Company 2.45%
Meiji Yasuda Life Insurance Company 1.76%
Mizuho Bank, Ltd. 1.46%
Resona Bank, Limited 1.40%
Tokio Marine & Nichido Fire Insurance Co., Ltd. 1.37%
Sumitomo Mitsui Banking Corporation 1.36%
(11)	Relationship among Companies Concerned
	Capital	The Bank holds 935,534 thousand shares of common stock of Nagasaki Bank (100% shareholding ratio) and 1,000 shares of common stock of Nishi-Nippon Credit Guarantee.
Personnel
One director of the Bank serves as a non-full time director of Nagasaki Bank, two directors of the Bank serve as non-full time directors of Nishi-Nippon Credit Guarantee and two corporate auditors of the Bank serve as non-full time corporate auditors of Nishi-Nippon Credit Guarantee.
Some employees of the Bank are on secondment to Nagasaki Bank and Nishi-Nippon Credit Guarantee.

Transactional
The Bank has deposit transaction with Nagasaki Bank. The Bank has deposit and loan transactions with Nishi-Nippon Credit Guarantee.
Nishi-Nippon Credit Guarantee guarantees loan receivables of the Bank and Nagasaki Bank.

	Whether the other parties and affiliates are related parties	Nagasaki Bank and Nishi-Nippon Credit Guarantee are wholly owned subsidiaries of the Bank and hence are related parties.

(12)	Results of operations and financial condition in the three most recent fiscal years (millions of yen; except for those specially mentioned)

	The Nishi-Nippon City Bank, Ltd. (consolidated)			The Bank of Nagasaki, Ltd. (non-consolidated)			Nishi-Nippon Credit Guarantee Co. (non-consolidated)
Fiscal year	FY ended March 31, 2014	FY ended March 31, 2015	FY ended March 31, 2016	FY ended March 31, 2014	FY ended March 31, 2015	FY ended March 31, 2016	FY ended March 31, 2014	FY ended March 31, 2015	FY ended March 31, 2016
Net assets	429,734	469,065	487,831	8,615	9,403	13,847	7,894	9,604	4,303
Total assets	8,027,132	8,593,865	9,090,350	262,911	260,306	267,694	17,453	18,604	17,593
Net assets per share (yen)	507.54	565.97	593.50	27.56	33.60	14.80	7,894,897	9,604,638	4,303,966
Ordinary revenue (operating revenue)	155,888	150,058	154,905	5,341	5,628	5,393	2,483	2,481	2,496
Ordinary income	42,124	42,695	42,983	442	554	512	1,786	2,206	1,705
Net income	24,009	24,843	26,921	415	911	441	1,045	1,643	1,098
Net income per share (yen)	30.20	31.32	34.19	2.99	6.80	2.94	1,045,262	1,643,606	1,098,318
Dividend per share (yen)	6.00	6.50	6.00	－	－	0.03	5,000	－	6,500,000

5.	Profile of the Company (Joint Holding Company) to be Established through the Share Transfer

(1)	Name	Nishi-Nippon Financial Holdings, Inc.
(2)	Location	1-1, Hakata-ekimae 3-chome, Hakata-ku, Fukuoka, Japan
(3)	Representatives, directors and executives, etc. expected to assume office
Chairman and Director (Representative Director), Isao Kubota, Present: Chairman of The Nishi-Nippon City Bank, Ltd.
President and Director (Representative Director), Hiromichi Tanigawa, Present: President of The Nishi-Nippon City Bank, Ltd.
Deputy President and Director (Representative Director), Seiji Isoyama, Present: Deputy President of The Nishi-Nippon City Bank, Ltd.
Director, Souichi Kawamoto, Present: Deputy President of The Nishi-Nippon City Bank, Ltd.
Director, Kiyota Takata, Present: Executive Director of The Nishi-Nippon City Bank, Ltd.
Director, Hiroyuki Irie, Present: Executive Director of The Nishi-Nippon City Bank, Ltd.
Director, Shinya Hirota, Present: Managing Director of The Nishi-Nippon City Bank, Ltd.
Director, Hideyuki Murakami, Present: Managing Director of The Nishi-Nippon City Bank, Ltd.
Director, Hiroyuki Takeo, Present: Managing Executive Officer of The Nishi-Nippon City Bank, Ltd.
Director (Audit and Supervisory Committee Member), Masaru Ikeda, Present: Managing Executive Officer of The Nishi-Nippon City Bank, Ltd.
Director (Audit and Supervisory Committee Member), Yuji Tanaka, Present: Chairman and Representative Director of SAIBUGAS Co., Ltd.
Director (Audit and Supervisory Committee Member), Hirohiko Okumura, Present: Professor Emeritus of Gakushuin University
Director (Audit and Supervisory Committee Member), Nobuko Takahashi, Present: Life and Economy Journalist
Reserve Director (Audit and Supervisory Committee Member), Seiji Ino, Present: Corporate Auditor of The Nishi-Nippon City Bank, Ltd. (Reserve Director of Masaru Ikeda who serves as Director (Audit and Supervisory Committee Member))

(Note) Of the Directors (Audit and Supervisory Committee Members), Yuji Tanaka, Hirohiko Okumura and Nobuko Takahashi are outside directors stipulated in Article 2, item 15 of the Companies Act.

(4)	Business	Management and operation of banks and other companies that the Company may have as subsidiaries under the Banking Act and any and all businesses incidental or related thereto
(5)	Capital	50 billion yen
(6)	Fiscal year end	March 31
(7)	Net assets	Undetermined
(8)	Total assets	Undetermined

6.	Overview of Accounting in Connection with the Share Transfer

The accounting method for a “transaction under common control” pursuant to the Accounting Standard for Business Combinations (ASBJ Statement No. 21 of September 13, 2013, Accounting Standards Board of Japan) is expected to be used in the Share Transfer.

7.	Forecast

(1)	Forecast for operating results and other forecasts

The forecast for the Joint Holding Company’s operating results, as well as other forecasts, will be announced once they are determined.

Since the Three Companies will become wholly owned subsidiaries of the Joint Holding Company as a result of the Share Transfer, operating results of the Three Companies will be reflected in consolidated operating results of the Joint Holding Company, which will be the sole parent company of the Three Companies.  The impact of the Share Transfer on operating results and other financial figures is expected to be minor, given that the Bank of Nagasaki, Ltd. and Nishi-Nippon Credit Guarantee Co. are already wholly owned subsidiaries of the Bank.

(2)	Management Philosophy of the Holding Company Structure

(i)	Group Management Philosophy

“We are committed to becoming a regional financial institution with ultimate comprehensive strength that will respond to changing times with high ambition and pride in our services while growing together with our customers.”

(ii)	Group Brand Slogan

“Kokoro ga aru. Kotae ga aru.” (“Sincere Relationships, Best Solutions”)

(iii)	Group Management Strategies

Under the Holding Company structure, the group will work to implement the following group management strategies with the aim of “further contributing to the regional economy” and “maximizing group corporate value.”

A.	Provision of comprehensive financial services beyond expectation of customers and local communities (achievement of Matrix Management)

For the benefit of customers, while the Holding Company acts as a control tower in formulating strategies with a broad view of the entire group, the group companies will provide the highest quality products and services beyond expectation of customers.

By utilizing the group companies’ financial functions and networks, the group will also proactively contribute to the regional revitalization through efforts such as advancement support of regional industries and active involvement in the regional development.

B.	Enhance the sophistication of a group management control system and a risk control system (achievement of Monitoring Model*)

The Holding Company will constantly monitor business operations of the group companies and develop a strategic group management that will respond to various environmental changes.

The Holding Company will also centrally manage risk information of the group companies and work to establish a forward-looking and appropriate group risk management system.

* The organizational structure of the Holding Company to achieve Monitoring Model

The holding company will be a company with an audit and supervisory committee.  It will seek to enhance corporate governance and establish a speedy and efficient decision-making system.
With respect to the organizational structure of the Bank after the establishment of the Joint Holding Company, the Bank is considering becoming a company with an audit and supervisory committee, among other options, but its current executive directors are expected to remain in their positions after the establishment of the Joint Holding Company.

(iv)	Group Structure

A.	At the time of the Joint Share Transfer (as of October 3, 2016)

The Three Companies will become subsidiaries of the Joint Holding Company as a result of the Joint Share Transfer.

B.	After the Joint Share Transfer (scheduled on or after October 3, 2016)

In order to establish a structure under which the Joint Holding Company controls management of the entire group, four group companies (The Kyushu Card Co., Ltd., Nishi-Nippon City Tokai Tokyo Securities Co., Ltd., NCB Research & Consulting Co., Ltd. and Kyushu Servicer Co., Ltd.) other than the Three Companies in the Joint Share Transfer are planned to become subsidiaries of the Joint Holding Company.

* NTT Data NCB Corporation is an equity-method affiliate.

(End of document)

<<Contacts for inquiries regarding this notice>> The Nishi-Nippon City Bank, Ltd., Corporate Planning Division Attention: Honda and Imabayashi TEL: +81-92-461-1867

This notice has been prepared for the purpose of public announcement and not for solicitation for investment or any similar act.